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EXHIBIT 12.1

KAR Auction Services, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	For the Years Ended December 31,
	2011	2010	2009
Income before income taxes	$90.0	$96.8	$34.3

Fixed charges(1)
Interest expense	143.1	141.4	172.6
Interest component of all rentals	30.0	29.3	28.8

Total fixed charges	173.1	170.7	201.4
Earnings before income taxes and fixed charges	$263.1	$267.5	$235.7

Ratio of earnings to fixed charges	1.5	1.6	1.2

(1)
Fixed charges represent interest and the interest component of all rentals. We use a reasonable approximation of the interest factor related to operating leases in calculating the interest component of all rentals.

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  EXHIBIT 12.1
KAR Auction Services, Inc. Statement of Computation of Ratio of Earnings to Fixed Charges (In millions, except ratios)